DB

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
410

SE 19006378

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBOT ATS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1313 N. Market St., Suite 800
(No. and Street)

Wilmington	Delaware	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Hack (302) 648-7993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas C. Hack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBOT ATS, LLC, as of February 25, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA L. JONES
Notary Public
State of Delaware
My Commission Expires On
January 30, 2023

Paula L. Jones
Notary Public

Thomas C. Hack
Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

DBOT ATS, LLC
(SEC I.D. 8-69001)

Financial Statements and
Supplemental Schedule
For the Year Ended December 31, 2018
And
Report of Independent Registered Public Accounting Firm

DBOT ATS, LLC

December 31, 2018

Table of Contents

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of DBOT ATS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DBOT ATS, LLC as of December 31 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DBOT ATS, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DBOT ATS, LLC's management. Our responsibility is to express an opinion on DBOT ATS, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DBOT ATS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has risk related to market acceptance and losses that need to be funded by additional capital raises. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is has been subjected to audit procedures performed in conjunction with the audit of DBOT ATS, LLC's financial statements. The supplemental information is the responsibility of DBOT ATS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as DBOT ATS, LLC's auditor since 2016.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 25, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

DBOT ATS, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

Assets:		
Cash	$	41,326
Clearing deposit at broker		25,000
Receivable from customers, net		20,596
Prepaid expenses and other current assets		26,488
FINRA CRD Deposit		175
Intangible assets		76,992
Total assets	$	190,577

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	42,359
Total liabilities		42,359
Member's equity		148,218
Total liabilities and member's equity	$	190,577

The accompanying Notes are an integral part of this statement

DBOT ATS, LLC
Statement of Operations
For The Year Ended December 31, 2018

Revenues:	
Trading fees	$ 495,693
Trading-based expenses:	
Trading rebates	391,197
Brokerage and clearance fees	374,209
Revenues less trading-based expenses	(269,713)
Expenses:	
Employee compensation and employee benefits	623,892
Operations	515,688
Professional fees	127,648
Occupancy	37,625
Depreciation and Amortization	25,892
Regulatory fees	23,279
Office and other expenses	82,154
Total expenses	1,436,178
Net Loss	$(1,705,891)

The accompanying Notes are an integral part of this statement

DBOT ATS, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2018

Balance at January 1, 2018	$ 151,642
Member capital contributions	1,702,467
Net loss	(1,705,891)
Balance at December 31, 2018	$ 148,218

The accompanying Notes are an integral part of this statement

DBOT ATS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (1,705,891)
Adjustment to reconcile net loss to net cash provided by operating activities	
Changes in operating assets and liabilities	
Non-cash expense	1,042,467
Receivable from customers, net	3,186
Deposits	3,111
Prepaid and other current assets	(4,103)
Accounts payable and accrued expenses	(10,579)
Net cash used in operating activities	(671,809)
Cash flows from investing activities	-
Cash flows from financing activities:	
Member capital contributions	660,000
Net cash provided by financing activities	660,000
Decrease in cash	(11,809)
Cash at beginning of period	53,136
Cash at end of year	$ 41,327
Non-cash financing activities:	
Capitalized expense pursuant to expense sharing agreement	$ 1,042,467
Total non-cash financing expense	$ 1,042,467

The accompanying Notes are an integral part of this statement

DBOT ATS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1. ORGANIZATION AND OPERATIONS

Organization

DBOT ATS, LLC (the "Company") was formed in the State of Delaware in August 2011, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Delaware Board of Trade Holdings Inc. (the "Parent") and an affiliate of DBOT Issuer Services, LLC and DBOT Technology Services, LLC. The Company was approved by FINRA under a Continuing Membership Agreement ("CMA") in the fourth quarter 2016 and now operates a fully electronic Alternative Trading System ("ATS") in the Over the Counter ("OTC") market space. In the fourth quarter 2018, the Company was approved by FINRA under a CMA to operate a Funding Portal to allow issuers to offer Regulation A+ and D offerings. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly is exempt from the remaining provisions of that Rule.

The Company's trading platform became operational in the second quarter 2017 and the Company began producing revenues in the third quarter 2017. There are risks related to the continued development and operation of a new OTC ATS, including but not limited to, additional costs to maintain the Company's operations, market acceptance, as well as the ability to adapt to the ongoing changes within the market place and regulatory conditions. The Company's Parent is currently working with potential investors to raise additional capital. The Company incurred a loss of $1,705,891 in 2018.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its Parent's ability to obtain additional financing as may be required and its Parent's decision to fund the Company's operations and ultimately on the Company's ability to become cash flow positive.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at financial institutions where balances up to $250,000 are insured by the Federal Deposit Insurance Corporation. As of December 31, 2018, cash was held at a major financial institution.

Accounts Receivable

The Company's accounts receivables are due from monthly trading fees net of trading rebates and allowances for doubtful accounts. Accounts receivable are stated in the financial statements as amounts due from customers net of any applicable rebates and allowances for doubtful accounts. Rebates due to individual customers in excess of receivables due from the same customer are included in accounts payable and accrued expenses. The allowance for doubtful accounts amount is immaterial at December 31, 2018.

Revenue

On January 1, 2018 the Company adopted ASC ("Accounting Standards Codification") Topic 606, Revenue from Contracts with Customers ("Topic 606"). Revenue is recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

Trading revenues relate to trades facilitated by the Company and are recorded on a trade date basis. The Company charges customers that remove liquidity a per share trading fee and provides a rebate to customers that provide liquidity. Trading rebates are included under trading-based expenses in the Statement of Operations. The Company recognized $495,693 of trading revenues for the period ended December 31, 2018 and are included in Trading revenues in the accompanying Statement of Operations.

Intangible Assets

Intangible assets consist of the fair value of the FINRA Continuing Membership Agreement. In accordance with ASC 350 "Intangibles – Goodwill and Other" and as a result of the independent valuation firm's purchase price allocation analysis discussed above, the CMA was determined to be an indefinite-lived intangible asset with a fair value of $76,992 using the cost approach. The Company assesses intangible assets for impairment annually.

In testing the Company's intangible assets for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than the carrying amount. If our assessment determines that it is more likely than not that the fair value of the intangible asset is less than its carrying amount, we must perform additional testing of the

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

asset. The Company's assessment of its intangible asset has determined that there was no impairment of the asset for the year ended December 31, 2018.

Income Taxes

The Company is a single member limited liability company and is a disregarded entity for U. S. Federal and state income taxes. Accordingly, no provision for income taxes is made in the Company's financial statements.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which establishes a right-of-use model that requires a lessee to record a right-of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018. The Company does not expect this ASU to have a material impact on its financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally, the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $49,511 which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.8555 to 1.

NOTE 4. CONCENTRATIONS OF RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2018, the Company had no uninsured balances.

The Company is subject to concentration of risk in the event of financial distress or other adverse event related to a primary customer that provided 64% of the Company's revenue for the period ended December 31, 2018. The Company is pursuing, on an on-going basis, additional customers to subscribe to its services to alleviate this concentration risk and to provide a more diverse customer base.

NOTE 5. RELATED PARTY TRANSACTIONS

In 2016, the Company entered into an Expense Sharing Agreement (the "Agreement") with its Parent, which was amended during 2017 and 2018, under which the Parent provides services of certain of its employees, office space, the use of equipment and other services as may be required by the Company. Pursuant to the Agreement, the Parent allocated to the Company expense of $1,042,467 during 2018. Also, pursuant to the Agreement, the allocated expenses were capitalized by the Company in the amount of $1,042,467 and are included in Member's Equity in the Statement of Financial Condition as of December 31, 2018.

The Parent contributed $660,000 cash to the Company in 2018 and is included in Members' Equity in the Statement of Financial Condition of December 31, 2018.

The Company utilizes a vendor ("Vendor") for certain technology services. The president of the Vendor was a member of the Parent's board of directors, as well as a shareholder of the Parent. The Company paid the Vendor $53,582 in 2018 for technology services rendered. The Company owed the Vendor, and had accrued in accounts payable and accrued expenses, $6,024 at December 31, 2018. During 2018, the president of the Vendor relinquished his directorship and shareholder interest with the Parent.

NOTE 6. MEMBER'S EQUITY

The Company is a single member limited liability company and has issued all its membership interest in the Company to the Parent who is the Company's sole member. The Company has not made any distributions for the period from January 1, 2018 through December 31, 2018.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2019, the date that its financial statements were available to be issued. The Company has determined that there are no subsequent events requiring further disclosure.

DBOT ATS, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2018

NET CAPITAL:		
Total member's equity		$ 148,218
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses	$12,335	
Receivables	9,380	
Intangible assets	76,992	
TOTAL DEDUCTIONS		98,707
NET CAPITAL BEFORE HAIRCUTS		49,511
Haircuts on securities		-
NET CAPITAL		$ 49,511
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 42,359	
TOTAL AGGREGATE INDEBTEDNESS		$ 42,359
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
NET CAPITAL		$ 49,511
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 44,511
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.8555 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17a-5 as of December 31, 2016)

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17a-5 as of December 31,2018.

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3 (k)(2)(ii) – Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of SEC rule 15c3-3 under k(2)(ii) and for the year ended December 31, 2018, the Company was in compliance with the conditions of exemption.

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of DBOT ATS, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) DBOT ATS, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DBOT ATS, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) DBOT ATS, LLC stated that DBOT ATS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DBOT ATS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DBOT ATS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 25, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
410

DBOT ATS, LLC

Exemption Report

DBOT ATS, LLC (the "Company") (SEC file Number 8-69001) is a registered broker-dealer subject to Rule 17a5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

(2) The Company met most of the identified exemption provisions in 17 C.R.F. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

DBOT ATS, LLC

I, John Wallace, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Chairman of the Board
February 25, 2019

1313 North Market Street, Suite 800, Wilmington, Delaware, 19801
Member FINRA/SIPC

DBOT ATS, LLC
(SEC I.D. 8-69001)

Statement of Financial Condition
For the Year Ended December 31, 2018
And
Report of Independent Registered Public Accounting Firm

DBOT ATS, LLC

December 31, 2018

Table of Contents

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of DBOT ATS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBOT ATS, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DBOT ATS, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DBOT ATS, LLC's management. Our responsibility is to express an opinion on DBOT ATS, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DBOT ATS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has risk related to market acceptance and losses that need to be funded by additional capital raises. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as DBOT ATS, LLC's auditor since 2016.

Bethlehem, Pennsylvania

February 25, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

DBOT ATS, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

Assets:	
Cash	$ 41,326
Clearing deposit at broker	25,000
Receivable from customers, net	20,596
Prepaid expenses and other current assets	26,488
FINRA CRD Deposit	175
Intangible assets	76,992
Total assets	$ 190,577

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 42,359
Total liabilities	42,359
Member's equity	148,218
Total liabilities and member's equity	$ 190,577

The accompanying Notes are an integral part of this statement

NOTE 1. ORGANIZATION AND OPERATIONS

Organization

DBOT ATS, LLC (the "Company") was formed in the State of Delaware in August 2011, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Delaware Board of Trade Holdings Inc. (the "Parent") and an affiliate of DBOT Issuer Services, LLC and DBOT Technology Services, LLC. The Company was approved by FINRA under a Continuing Membership Agreement ("CMA") in the fourth quarter 2016 and now operates a fully electronic Alternative Trading System ("ATS") in the Over the Counter ("OTC") market space. In the fourth quarter 2018, the Company was approved by FINRA under a CMA to operate a Funding Portal to allow issuers to offer Regulation A+ and D offerings. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly is exempt from the remaining provisions of that Rule.

The Company's trading platform became operational in the second quarter 2017 and the Company began producing revenues in the third quarter 2017. There are risks related to the continued development and operation of a new OTC ATS, including but not limited to, additional costs to maintain the Company's operations, market acceptance, as well as the ability to adapt to the ongoing changes within the market place and regulatory conditions. The Company's Parent is currently working with potential investors to raise additional capital. The Company incurred a loss of $1,705,891 in 2018.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its Parent's ability to obtain additional financing as may be required and its Parent's decision to fund the Company's operations and ultimately on the Company's ability to become cash flow positive.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash

The Company maintains cash balances at financial institutions where balances up to $250,000 are insured by the Federal Deposit Insurance Corporation. As of December 31, 2018, cash was held at a major financial institution.

Accounts Receivable

The Company's accounts receivables are due from monthly trading fees net of trading rebates and allowances for doubtful accounts. Accounts receivable are stated in the financial statements as amounts due from customers net of any applicable rebates and allowances for doubtful accounts. Rebates due to individual customers in excess of receivables due from the same customer are included in accounts payable and accrued expenses. The allowance for doubtful accounts amount is immaterial at December 31, 2018.

Intangible Assets

Intangible assets consist of the fair value of the FINRA Continuing Membership Agreement. In accordance with ASC 350 "Intangibles – Goodwill and Other" and as a result of the independent valuation firm's purchase price allocation analysis discussed above, the CMA was determined to be an indefinite-lived intangible asset with a fair value of $76,992 using the cost approach. The Company assesses intangible assets for impairment annually.

In testing the Company's intangible assets for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than the carrying amount. If our assessment determines that it is more likely than not that the fair value of the intangible asset is less than its carrying amount, we must perform additional testing of the asset. The Company's assessment of its intangible asset has determined that there was no impairment of the asset for the year ended December 31, 2018.

Income Taxes

The Company is a single member limited liability company and is a disregarded entity for U. S. Federal and state income taxes. Accordingly, no provision for income taxes is made in the Company's financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which establishes a right-of-use model that requires a lessee to record a right-of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018. The Company does not expect this ASU to have a material impact on its financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally, the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $49,511 which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.8555 to 1.

NOTE 4. CONCENTRATIONS OF RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2018, the Company had no uninsured balances.

NOTE 5. RELATED PARTY TRANSACTIONS

In 2016 the Company entered into an Expense Sharing Agreement (the "Agreement") with its Parent, which was amended during 2017 and 2018, under which the Parent provides services of certain of its employees, office space, the use of equipment and other services as may be required by the Company. Pursuant to the Agreement, the allocated expenses were capitalized by the Company in the amount of $1,042,467 and are included in Member's Equity in the Statement of Financial Condition as of December 31, 2018.

The Parent contributed $660,000 cash to the Company in 2018 and is included in Members' Equity in the Statement of Financial Condition of December 31, 2018.

The Company utilizes a vendor ("Vendor") for certain technology services. The president of the Vendor was a member of the Parent's board of directors, as well as a shareholder of the Parent. The Company paid the Vendor $53,582 in 2018 for technology services rendered. The Company owed the Vendor, and had accrued in accounts payable and accrued expenses, $6,024 at December 31, 2018. During 2018, the president of the Vendor relinquished his directorship and shareholder interest with the Parent.

NOTE 6. MEMBER'S EQUITY

The Company is a single member limited liability company and has issued all its membership interest in the Company to the Parent who is the Company's sole member. The Company has not made any distributions for the period from January 1, 2018 through December 31, 2018.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2019, the date that its financial statements were available to be issued. The Company has determined that there are no subsequent events requiring further disclosure.